

Mail Stop 4561

July 11, 2017

Mr. Philip G. Heasley
Chief Executive Officer
ACI Worldwide, Inc.
3520 Kraft Road, Suite 300
Naples, FL 34105

      Re: **ACI Worldwide, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed March 1, 2017
              File No. 000-25346

Dear Mr. Heasley:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       /s/ Stephen Krikorian

                                       Stephen Krikorian
                                       Accounting Branch Chief
                                       Office of Information Technologies
                                       and Services